Issuer Free Writing Prospectus filed pursuant to Rule 433
Registration No. 333-224464
May 17, 2018

Pricing Term Sheet

Becton, Dickinson and Company
1.401% Notes due 2023 (the “Notes”)

Issuer:	Becton, Dickinson and Company (the “Company”)

Aggregate Principal Amount Offered:	€300,000,000

Maturity Date:	May 24, 2023

Coupon (Interest Rate):	1.401%

Price to Public (Issue Price):	100% of principal amount

Underwriting Discount:	0.30%

Yield to Maturity:	1.401%

Spread to Benchmark German Government Security:	+141 basis points

Benchmark German Government Security:	OBL 0.84% due 2023

Benchmark German Government Security Price/Yield:	100.045% / -0.009%

Mid-Swap Yield:	0.451%

Spread to Mid-Swap Yield:	+95 basis points

Interest Payment Date:	Annually, on May 24, commencing May 24, 2019

Day Count Convention:	ACTUAL/ACTUAL (ICMA)

Optional Redemption:
The Notes will be redeemable at the Company’s option, in whole or in part, at any time prior to April 24, 2023 (one month prior to the maturity date), at a redemption price equal to the greater of (1) 100% of the principal amount to be redeemed and (2) the sum of the present values of the remaining scheduled payments on the Notes being redeemed, discounting such payments to the redemption date on an annual basis (ACTUAL/ACTUAL (ICMA)) at the applicable comparable government bond rate, plus 25 basis points, in each case plus accrued and unpaid interest, if any, to but excluding the date of redemption. At any time after April 24, 2023 (one month prior to the maturity date), the Notes will be redeemable at the Company’s option, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to the date of redemption on the principal balance of the Notes being redeemed.

Redemption for Tax Reasons:
If, as a result of any change in, or amendment to, the tax laws of the United States or the official interpretation thereof, the Company becomes or, based upon a written opinion of independent counsel selected by the Company, will become obligated to pay additional amounts with respect to the Notes, the Company may at any time at its option redeem, in whole, but not in part, the Notes at 100% of the principal amount plus accrued and unpaid interest to the date of redemption.

Change of Control:
If a change of control triggering event occurs, unless the Company has exercised its right to redeem the Notes as described under “Optional Redemption,” each holder will have the right to require the Company to purchase all or a portion of such holder’s Notes at a purchase price of 101% of the principal amount plus accrued and unpaid interest to, but excluding, the date of purchase.

Trade Date:	May 17, 2018

Settlement Date:	May 24, 2018 (T+5)*

Settlement:	Euroclear/Clearstream

Type of Offering:	SEC Registered

Listing:	Application will be made to list the Notes on the New York Stock Exchange.

Common Code/ISIN/CUSIP Numbers:	182250627 / XS1822506272 / 075887 CH0

Denominations:	€100,000 x €1,000

Stabilization:	Stabilization/FCA

Book-Running Manager:	Barclays Bank PLC

Co-Managers:
BNY Mellon Capital Markets, LLC
ING Bank N.V., Belgian Branch
Loop Capital Markets LLC
PNC Capital Markets LLC
Standard Chartered Bank
The Toronto-Dominion Bank
U.S. Bancorp Investments, Inc.
The Williams Capital Group, L.P.

Concurrent Offering:
Concurrently with this offering, the Company is offering £250,000,000 aggregate principal amount of the Company’s 3.02% Notes due 2025 (the “concurrent notes”). Interest on the concurrent notes will be payable in cash semi-annually in arrears on May 24 and November 24 of each year, beginning on November 24, 2018. The concurrent notes will mature on May 24, 2025. The concurrent offering is being made by means of a separate prospectus supplement and not by means of the prospectus supplement to which this pricing term sheet relates. This communication is not an offer to sell or a solicitation of an offer to buy any securities being offered in the concurrent offering. The closing of this offering and the concurrent offering are not conditioned on each other.

*
Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the Trade Date or the two succeeding business days will generally be required, by virtue of the fact that the Notes initially settle on the 5th business day following the Trade Date, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their advisors.

The Company has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov.  Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Barclays Bank PLC at 1-888-603-5847.

This pricing term sheet supplements the preliminary prospectus supplement dated May 17, 2018 relating to the prospectus dated April 26, 2018.

MiFID II professionals/ECPs-only / No PRIIPs KID  – Manufacturer target market (MIFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.